eldoradogold

Eldorado Gold Corporation

Use this proxy form to vote by proxy at our 2011 annual meeting of shareholders

This proxy is solicited by management.
Throughout this document, *we*, *us*, *our*, *Eldorado* and *the company* mean Eldorado Gold Corporation.
You and *your* mean the person completing this form.

When

Thursday, May 5, 2011
3:00pm (Vancouver time)

Where

Grouse Room and Stanley Room
Hyatt Regency Hotel
655 Burrard Street
Vancouver, BC

Two ways to vote: in person or by proxy

Vote in person

Attend our annual meeting and vote your shares in person.
Do not complete this form. Simply register with a representative from Valiant Trust when you arrive at the meeting.

If you submit this form of proxy, you may still attend the meeting and vote in person. Simply register your attendence with a representative from Valiant Trust when you arrive at the meeting and revoke, in writing, your prior votes under this proxy.

Our annual meeting is your opportunity to vote on various items of business. It's also an opportunity to meet our board of directors and the management team, and hear first hand about our performance in 2010, our operations and our plans for the future.

Vote by proxy

This is the easiest way to vote because you're giving someone else (called your proxyholder) the authority to attend the meeting and vote your shares.

Four ways to vote by proxy

- **Online** — Go to www.valianttrust.com and follow the instructions on screen. You will need your 12-digit control number, which appears in the lower left corner of this form.
- **By fax** — Complete, date and sign this form and fax to our transfer agent, Valiant Trust Company (Valiant Trust)
- **By mail** — Complete, date and sign this form and mail it to Valiant Trust
- **By appointing someone else to attend the meeting for you** — This person does not need to be a shareholder (see section A). Make sure the person you're appointing is aware of it and attends the meeting for you. Your proxyholder will need to register with a representative of Valiant Trust when he or she arrives at the meeting.

Control number: 999999999999

Questions about voting?

Call Valiant Trust
1.866.313.1872 (toll-free within North America)
Fax: 604.681.3067
www.valianttrust.com

If you are voting by proxy, please complete all four sections on the back of this form, date and sign it, and return it right away.

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Valiant Trust Company
PO Box 6510 Stn Terminal
Vancouver, BC V6B 4B5

A Appoint a proxyholder

You can appoint Paul N. Wright, or Norman S. Pitcher or Dawn Moss to be your Eldorado proxyholder, or choose someone else to attend and vote on your behalf at the meeting.

This person does not need to be a shareholder.

☐ You appoint Paul N. Wright, or failing him, Norman S. Pitcher, or failing him, Dawn Moss to be your proxyholder.

☐ You appoint the following person to attend the meeting and vote your shares on your behalf:

____

If you do not check one of the boxes above, you are appointing Paul N. Wright, or failing him, Norman S. Pitcher, or failing him, Dawn Moss as your proxyholder.

Your proxyholder has the right to attend the meeting, act and vote for and on behalf of you to the same extent and with the same powers as if you attended the meeting

B Tell us your voting instructions

When you complete this section, you're directing your proxyholder to follow these instructions when voting on your behalf. The securities represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for, and if you specify a choice with respect to any of these matters, the securities will be voted accordingly.

Our board of directors and management recommend that shareholders vote *For* these items.

If you do not specify how you want to vote your shares:
- **the Eldorado nominees you appointed as your proxyholder in section A will vote *For* each of the items below**
- the other proxyholder you appointed in section A can vote as he or she sees fit.

If there are amendments or variations to the matters described below, or if there are other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion. Eldorado is not aware of any amendments, variations or other matters to be presented at this time.

1. Elect the directors
(see page 11 of the management proxy circular)

	For	Withhold		For	Withhold
1. K. Ross Cory	☐	☐	5. Michael Price	☐	☐
2. Robert R. Gilmore	☐	☐	6. Jonathan A. Rubenstein	☐	☐
3. Geoffrey A. Handley	☐	☐	7. Donald M. Shumka	☐	☐
4. Wayne D. Lenton	☐	☐	8. Paul N. Wright	☐	☐

2. Appoint the auditor
(see page 19 of the management proxy circular)

	For	Withhold
Appoint KPMG LLP as the independent auditor	☐	☐

3. Setting the auditor's pay
(see page 19 of the management proxy circular)

	For	Against
Authorize the directors to set the auditor's pay, if KPMG is reappointed as the independent auditor	☐	☐

4. Approve the amended and restated incentive stock option plans
(see page 20 of the management proxy circular)

	For	Against
Approve the ordinary resolution set out on page 21 of the management proxy circular approving the amended and restated Incentive stock option plan for employees, consultants and advisors and the amended and restated Incentive stock option plan for officers and directors.	☐	☐

C Sign here

When you sign here, you are:
- authorizing your proxyholder to vote according to your voting instructions at Eldorado's 2011 annual meeting of shareholders, or at the reconvened meeting if it was postponed or adjourned
- revoking any proxy that you previously gave for this meeting.

For shares registered in the name of a corporation, association, trust, estate or minor, an authorized officer or attorney must sign this form and state his or her position.

If this person is signing on behalf of an individual, he or she must attach an original or notarized copy of an instrument proving that they are authorized to sign.

This proxy form is not valid unless it is signed and dated.

____
Name (please print)

____
Signature (if the shares are held in the names of two or more persons, all must sign)

____
Date (if you leave this blank, you are authorizing your proxyholder to date this proxy seven days after the day this form was mailed to you)

____
Position (complete this if you are a guardian, or signing by power of attorney or on behalf of a corporation, association, estate or trust)

____
Number of shares represented by proxy (noted on your share certificate)

D Mail or fax your instructions, or vote online

Valiant Trust must receive your completed form **before 3 p.m. (Vancouver time) on May 3, 2011**. If the meeting is postponed or adjourned, they must receive it two business days before the meeting is reconvened.

By fax
604.681.3067

Remember to fax both pages of this form

By mail
Use the envelope provided or mail to:

Valiant Trust Company
Attn: Proxy department
P.O. Box 6510, Station Terminal
Vancouver, BC V6B 4B5

If you prefer to vote on the internet, Valiant Trust needs to receive your internet voting instructions **before 3 p.m. (Vancouver time) on May 3, 2011**. Go to www.valianttrust.com and follow the instructions on screen.